Corporate Law Solutions A Professional Law Corporation
Gregory W. Preston, Esq. Managing Director
907 Sandcastle Drive Corona del Mar, CA 92625	Direct Dial: 949.760.0107 gpreston@corp-law.com
July 15, 2021

Via EDGAR and Email Christopher Dunham, Esq. (dunhamc@sec.gov) Division of Corporation Finance Office of Real Estate & ConstructionSecurities and Exchange Commission Washington, D.C. 20549

Re:	Elevate.Money REIT I, Inc. (the “Company”) Offering Statement on Form 1-A Post Qualification Amendment No. 1 Filed May 27, 2021 File No. 024-11284

Dear Mr. Dunham:

On hehalf of the Company, we are responding to your comment letter dated June 21, 2021 to the Company’s, Offering Statement on Form 1-A filed May 27, 2021 (“Offering Statement”).

Your numbered comments and our corresponding responses are set forth below.

General

1.	Please explain why you have not filed reports required by Tier 2, for example a semiannual report, annual report, or special financial report. Please tell us your plan for becoming current. Your response should clarify your fiscal year end date and whether it has changed. Refer to Rule 257(b) for guidance.

Response: On July 15, 2021, the Company filed its Form 1-K for the fiscal year ended December 31, 2021.

2.	Please revise to include the narrative disclosure requirements of Part II and III of Form 1-A, including financial statements required by Part F/S of Form 1-A.

Response: On July 15, 2021, an amendment to Form 1-A was filed which includes the narrative disclosure requirements of Part II and III of Form 1-A, including financial statements required by Part F/S of Form 1-A

3.	We note that you have filed seven offering circular supplements pursuant to Rule 253(g)(2). Please advise us of the material changes since qualification, including whether and to what extent the plan of distribution and offer price changed.

Response: Only five (5) Supplements have been filed (Supplement No. 5 was refiled because an incorrect version was originally submitted). All Supplements disclosures are now incorporated in Offering Circular filed as Part II of Form 1-A. A marked copy of the Offering circular as originally filed and as now amended is being sent to you via email. Finally, the plan of distribution and offer price have not been changed; however, other disclosures have been added to that section of the Offering Circular

On behalf of the Company qualification of the amended Form 1-A on July 17, 2021 or as soon as is possible therafter.

Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer

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